Exhibit 99.2

YANDEX N.V.

OFFER TO EXCHANGE

SARS FOR REPLACEMENT RESTRICTED SHARE UNITS

INDIVIDUAL AWARD STATEMENT

Dear [name]

[Email address]

Yandex is offering you the opportunity to exchange your eligible outstanding SARs granted under the Yandex Equity Incentive Plan (the “Equity Plan”) between November 28, 2011 and July 25, 2012 for new replacement restricted share units pursuant to the Offer to Exchange dated June 23, 2015.

The table below sets out:

•                  The number of Existing SARs you hold as of June 23, 2015, together with the relevant Measurement Price(s) of each applicable award

•                  The number of RSUs that you would receive in exchange for your Existing SARs, if you choose to accept the Offer to Exchange

•                  The “breakthrough price(s)” — the stock market trading price of our Class A shares at which your new RSU grant would provide less return to you than each applicable grant under your Existing SARs

If you accept the Offer to Exchange, your replacement RSUs will be subject to the same vesting schedule as your Existing SARs. You will receive credit for any vesting to date under your Existing SARs — in other words, the vesting period will not start again, but will continue on its current terms. The replacement RSUs will be granted pursuant to our Equity Plan and, accordingly, will be governed by the terms and conditions of the Equity Plan (https://wiki.yandex-team.ru/Option/sidebyside).

To make an informed decision whether to accept or reject the exchange offer, please carefully read this statement together with the following documents:

•                  Offer to Exchange

•                  Election Form and Release Agreement

These documents are available for download at https://wiki.yandex-team.ru/option/SAR-RSUexchangeJune and are provided in English with a translation into Russian for your convenience.

After you carefully read the documents mentioned above, please print out the Election Form and Release Agreement and fill it out, indicating your decision.

If you have any questions and/or any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, please contact Daria Isaenko at #2017 or disaenko13@yandex-team.ru.

We will be happy to answer your questions about the exchange offer on Tuesday, June 30, 2015 at 16:00 in the ‘7.Nebo’ conference room in Moscow office. You will receive an additional invitation to this meeting.

Grant Date of Existing SARs	Per Share Measurement Price of Existing SARs	Number of Existing SARS	Breakthrough Price	Number of Replacement RSUs to be Granted on Exchange

Thank you!

Equity Incentive Programs
on behalf of Yandex N.V.